BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Vila Nova Conceicao

Sao Paulo, SP 04543-121

VIA EDGAR

October 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Ltd.

Draft Registration Statement on Form S-1

Submitted May 15, 2023

CIK No. 0001976870

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Draft Registration Statement on Form S-1 on May 15, 2023 as set forth in the Staff’s letter dated June 5, 2023 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Draft Registration Statement on Form S-1 submitted May 5, 2023

General

1.	Your prospectus is incomplete in many places. It includes sections that have been bracketed indicating that you plan to make changes, and sections where you state that you will add discussion. In your next amendment, please submit a substantially complete prospectus so that we can adequately analyze your disclosure. As examples only, we note that you intend to discuss a reorganization, the Unilever partnership, trademarks and IP, R&D activities, descriptions of customers and customer growth, and descriptions of management experience.

Response: We respectfully advise the Staff that we have revised the disclosures in the Amended Registration Statement to complete certain previously incomplete sections with disclosures including all relevant information currently available.

2.	Please revise to include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your subsidiaries and your officers and directors being located in Brazil. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Brazil, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify in this section each officer and director located in Brazil and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: We respectfully advise the Staff that we added relevant statements in the business section and included a risk factor on the enforcement risks related to civil liabilities due to our subsidiaries, officers and directors being located in Brazil and addressed each point above on page 29 of the Amended Registration Statement – “Risk Factors – Risks Related to Doing Business in Brazil – Enforcement risks related to civil liabilities due to our subsidiaries and our officers and directors being located in Brazil.”.

Cover Page

3.	We note your disclosure on pages 7 and 67 that you are registering the Representative's Warrants and the common stock issuable upon exercise of such warrant. Please revise to prominently disclose the warrant and underlying shares on the cover page. Please revise to clearly state the appropriate conversion terms.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended Registration Statement to disclose the Representative’s Warrants (including underlying shares of common stock) and the relevant conversion terms.

Summary

Financial Performance Summary, page 1

4.	Please revise your disclosure in this section to reflect a balanced presentation of the company's financial performance. For example, we note your disclosure on page 15 regarding your history of net losses and your disclosure on page 17 regarding your limited operating history.

Response: We respectfully advise the Staff that we have revised the disclosures on page 1 of the Amended Registration Statement to reflect a balanced presentation of our financial performance by disclosing we recorded a net loss in fiscal year 2021 and that we have a limited operating history having commenced our operations in 2020.

Our Corporate Information, page 6

5.	Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Noting that you appear to be planning a reorganization, please include organizational charts before and after the reorganization, if applicable.

Response: We respectfully advise the Staff that we have revised the disclosures on page 6 of the Amended Registration Statement to include a discussion of our corporate restructuring in November 2022 and include an organizational chart outlining our current corporate structure on page 7 of the Amended Registration Statement.

Risk Factors

Litigation concerning food quality, health, employee conduct and other issues..., page 16

6.	Please revise your disclosure in this section to address the legal proceedings discussed on page 56.

Response: We respectfully advise the Staff that we have revised the disclosures in the risk factor on page 17 of the Amended Registration Statement to address the relevant legal proceedings – “Risk Factors – Risks Related to Our Business and Industry – Litigation concerning food quality, health, employee conduct and other issues could require us to incur additional liabilities; we have no product liability insurance.”.

If we fail to establish and maintain effective internal controls..., page 21

7.	We note your risk factor disclosure related to establishing and maintaining effective internal controls. Please tell us whether management has identified any material weaknesses and if so, expand your disclosure to describe the nature and any remediation efforts.

Response: We respectfully advise the Staff that, as of the date herein, our management has not identified any material weaknesses in our disclosure controls and procedures and internal control over financial reporting.

Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us, page 26

8.	We note your risk factor on page 26 regarding Brazilian inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully advise the Staff that we have revised the disclosure on page 27 of the Amended Registration Statement to describe how recent inflationary pressures in Brazil have materially impacted our operations and identified actions we have taken to mitigate these inflationary pressures - “Risk Factors – Risks Related to Doing Business in Brazil – Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us.”.

Our founders shareholders will, in the aggregate, own at least..., page 29

9.	We note your disclosure that the founder shareholders, to the extent they act together, will control a majority of your voting power. Please revise to do the following:

●	add prominent disclosure to the cover page that states that the founding shareholders will exercise overall control;

●	identify the founding shareholders;

●	explain whether or not you will be a controlled company pursuant to Nasdaq rules;

●	include a discussion of the material terms of the shareholders agreement and file it as an exhibit to the registration statement; and

●	explain how the ownership of the founding shareholders is reflected in the table on page 62.

Response: We respectfully advise the Staff that we have identified Mr. Paulo R. Bonifacio, our President, as our controlling shareholder, disclosed that our controlling shareholder will exercise overall control of the Company, and explained that we will be a controlled company pursuant to Nasdaq rules on the cover page of the Amended Registration Statement. Further, Mr. Paulo R. Bonifacio, our President and controlling shareholder, and his number of shares beneficially owned is reflected in the table on page 70 of the Amended Registration Statement. Further, we respectfully advise the Staff that as of the date hereof, our shareholders have not entered into shareholders agreements.

Use of Proceeds, page 34

10.	Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering.

Response: We respectfully advise the Staff that we have revised the disclosures on page 36 of the Amended Registration Statement to describe the specified purposes the net proceeds are intended to be used. The Company also respectfully acknowledges the Staff’s comment regarding providing additional detail for each of the specified purposes and will supplementally provide the requested information once the estimated net proceeds for the offering are determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Strategy, page 42

11.	Your disclosure in places describes actions that you plan to take in 2022. Please update your disclosure in this section and wherever applicable so that it is current.

Response: We respectfully advise the Staff that we have revised the disclosures on page 43 of the Amended Registration Statement to disclose actions we plan to take in our fiscal year 2023.

Directors and Executive Officers, page 57

12.	Please expand on each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K.

Response: We respectfully advise the Staff that, in response to the Staff’s comments, we have revised the disclosures on page 64 of the Amended Registration Statement to address each point above.

Certain Relationships and Related-Party Transactions, page 61

13.	You have not included any information responsive to Item 404 of Regulation S-K. However, on page F-22, you state that you entered into related party transactions with some of your shareholders or other related parties. Please revise.

Response: We respectfully advise the Staff that we have revised the disclosures on page F-16 of the Amended Registration Statement to resolve the discrepancy by clarifying that we have not entered into any related-party transactions required to be disclosed pursuant to Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 62

14.	Please provide an address for each Beneficial Owner. Refer to Item 403(a) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the table on page 70 of the Amended Registration Statement to include an address for each named Beneficial Owner.

Report of Independent Registered Accounting Firm, page F-2

15.	We note from your auditor's report your auditor examined rather than audited your financial statements. In this regard, please tell us whether the financial statements for the years ended December 31, 2022 and 2021 were audited or otherwise. If the financial statements for the years ended December 31, 2022 and 2021 were audited in accordance with the standards of the PCAOB, revise to include an audit opinion that complies with the guidance outlined in PCAOB AS 3100. If they were not audited, revise to properly provide audited financial statements that meet the requirements outlined in Article 8 of Regulation S-X.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have included an updated auditor’s report on page F-17 of the Amended Registration Statement.

Income Statement, page F-4

16.	Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10¬50, as applicable.

Response: In response to the Staff’s comment, the Company has revised the income statements on pages F-3 and F-20 of the Amended Registration Statement to present EPS for each of the periods presented and revised our notes to the financial statements to include disclosures required by ASC 260-10-50, as applicable.

Note 1. Operating Context, page F-7

17.	We note BRB Foods Inc. is a holding company whose subsidiaries include BR BRANDS S.A. and Boni Logistica Ltda. In this regard, please explain to us and revise your notes to the financial statements to disclose how BR BRANDS S.A. founded on December 1, 2020 and Boni Logistica Ltda. founded on February 26, 2020 became subsidiaries of BRB Foods Inc which was incorporated on October 13, 2022. Your revised disclosures should clearly describe the organization of the company and its subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the note to the financial statements on page F-7 of the Amended Registration Statement.

18.	We note your presentation of pro forma consolidated financial statements within the notes to the audited financial statements for purposes of providing comparative financial information and were based on the aggregation of the individual financial statements of its subsidiaries. We further note on page F-16 BRB Foods has no operational activity or interests in other companies and the financial statements are being presented as if the company had existed since December 31, 2020 and held 100% of the equity interests in the subsidiaries. In this regard, please tell us how your presentation of such information complies with the objectives or guidance outlined in Article 11 of Regulation S-X. Alternatively, revise to remove the pro forma financial information accordingly.

Response: In response to the Staff’s comment, the Company has included updated consolidated financial statements in the Amended Registration Statement, highlighting that the Company's financial statements for 2020 and 2021 were pro forma.

19.	Please clarify for us the basis of preparation used to prepare the financial statements. The audit report on page F-2 refers to financial statements as following the generally accepted accounting practices in the United States of America; however, page F-9 of the notes to the financial statements state the financial statements were prepared and are being presented in accordance with the accounting policies adopted in Brazil, under the terms of Brazilian Corporate Law and the pronouncements, guidelines and technical interpretations, issued by the Accounting Pronouncements Committee (CPC) and approved by the CFC and in accordance with the bylaws of the “Company.” We also note elsewhere in the notes references to accounting policies adopted in Brazil. Please revise your notes accordingly to fix the inconsistencies.

Response: In response to the Staff’s comment, the Company has revised the notes to the financial statements included on page F-8 of the Amended Registration Statement to clarify that the financial statements have been prepared in accordance with generally accepted accounting practices in the United States of America.

Notes to the Financial Statements

2. Function Currency, page F-10

20.	We note from disclosures in the first paragraph of page F-10 management concluded BRL is the company's functional currency and that you disclose elsewhere in the filing USD is your reporting currency; however, on page F-13 you state Reais is the functional and presentation currency. Please revise to fix the inconsistency.

Response: In response to the Staff’s comment, the Company has revised the notes to the financial statements included on page F-8 of the Amended Registration Statement to clarify that BRL is the company’s functional currency.

Main Accounting Practices

Income Taxes, page F-13

21.	Please revise your notes to comply with the disclosures requirements for public entities pursuant to ASC 740-10-50.

Response: We respectfully advise the Staff that we have revised the notes to the financial statement included on page F-14 of the Amended Registration Statement to comply with disclosure requirements for public entities pursuant to ASC-740-10-50.

Main Accounting Practices

Segments, page F-13

22.	Please revise your notes to comply with the disclosures requirements outlined in ASC 280-10-50. Your disclosure should include:

●	the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated and;

●	the types of products and services from which each reportable segment derives its revenues Additionally, please note entity wide disclosures pursuant to ASC 280-10-50-38 are required for all public entities include those public entities that have a single reportable segment.

Response: In response to the Staff’s comments, we have revised the notes to the financial statements included on page [F-29] of the Amended Registration Statement to comply with disclosure requirements outlined in ASC 280-10-50.

Revenue Recognition, page F-15

23.	We note your revenue recognition policy on page F-15; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. For example, please describe what a 'tax document' is and why this document is used as the point of revenue recognition instead of transfer of title or the delivery of the product.

Response: We respectfully advise the Staff that we have revised the notes to the financial statement included on page F-31 of the Amended Registration Statement by including specific information regarding our revenue recognition policy sufficient in meeting the disclosure objective of ASC 606-10-50.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

5